Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-206953

SUNTRUST BANKS, INC.

TERM SHEET

$850,000,000 4.00% Senior Notes due 2025

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Title of Securities:	4.00% Senior Notes due 2025

Issue Size:	$850,000,000

Trade Date:	April 24, 2018

Settlement Date:	April 26, 2018 (T+2)

Maturity Date:	May 1, 2025

Benchmark Treasury:	2.625% US Treasury due March 31, 2025

Benchmark Treasury Yield:	2.941%

Spread to Benchmark Treasury:	+108 bps

Re-offer Yield:	4.021%

Coupon:	4.00% per annum

Interest Payment Dates:	Semiannually in arrears on May 1 and November 1 of each year beginning on November 1, 2018 (long first coupon).

Optional Redemption Provisions:	All or any portion of the notes may be redeemed at SunTrust’s option, at any time or from time to time prior to March 1, 2025 (two months prior to the maturity date) (the “Par Call Date”), at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption, plus the excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made (assuming for these purposes that the notes mature on the Par Call Date), determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date that notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made to the date of redemption (assuming for these purposes that the notes mature on the Par Call Date), over (ii) the aggregate principal amount of the notes being redeemed.

The “Reinvestment Rate” means the Treasury Yield (as defined in the SunTrust prospectus supplement for the 4.00% Senior Notes due 2025) plus 20 basis points.

At any time on or after the Par Call Date, all or any portion of the notes may be redeemed at SunTrust’s option, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued but unpaid interest thereon to the date of redemption.

Ranking:	The Notes will be senior unsecured indebtedness of SunTrust and rank equally with SunTrust’s other senior unsecured indebtedness and will be effectively subordinated to SunTrust’s secured indebtedness and indebtedness of SunTrust’s subsidiaries.

Use of Proceeds:	SunTrust intends to use the net proceeds from the offering for general corporate purposes.

Denominations:	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof

Price to Public:	99.872%

Underwriting Discount:	0.40%

Net Proceeds to the Issuer (after underwriting discounts but before offering expenses):	$845,512,000

Listing:	None

Expected Ratings:	Baa1/ BBB+/ A- (Moody’s / S&P / Fitch)*

CUSIP/ISIN:	867914 BS1 / US867914BS12

Joint Book-Runners:	SunTrust Robinson Humphrey, Inc. Barclays Capital Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Citigroup Global Markets Inc. R. Seelaus & Co., Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting SunTrust Robinson Humphrey, Inc. at 1-800-685-4786, Barclays Capital Inc. at 1-888-603-5847, Morgan Stanley & Co. LLC at 1-866-718-1649 or RBC Capital Markets, LLC at 1-866-375-6829.

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